SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

Publicly-held Company

CNPJ/MF No. 06.164.253/0001-87 NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDER’S MEETING HELD ON FEBRUARY 28, 2024

1	DATE, TIME AND PLACE: Held on February 28, 2024, at 11 a.m., at Praça Comandante Linneu Gomes, s/nº, Entrance 3, at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), ZIP Code 04626-020, Jardim Aeroporto, in the city and State of São Paulo.
2	PUBLICATIONS: This Shareholders’ Meeting (“Meeting”) call notice was published under the terms of paragraph 1st, article 124 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), in the newspaper Valor Econômico, (i) on February 1st, 2 and 3, 2024, on pages C5, B5 and C5, respectively, in its printed edition, and, (ii) on February 1st, 2 and 3, 2024, in its digital edition.
3	ATTENDANCE: Shareholder’s representing the Company’s total voting share capital attended the Meeting, as recorded in the “Shareholders’ Attendance Book”.
4	BOARD: Chairman – Carla Patrícia Cabral da Fonseca, as appointed by Mr. Constantino de Oliveira Junior, Chairman of the Company Board of Directors; and Secretary – Renata Domingues da Fonseca Guinese.
5	AGENDA: To resolve on the: (i) ratification of the election, at a Board of Directors’ meeting held on January 18, 2024, of 2 (two) independent members of the Company's Board of Directors, in accordance with article 150 of the Brazilian Corporate Law; and (ii) ratification of the Company's voluntary petition for relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), before the Southern District of New York of the United States of America, filed by the officers and board members of the Company, on an urgent matter, as authorized in the Company's Board of Directors’ meeting held on January 25, 2024 (“Board Meeting” and “Chapter 11 Case”, respectively), including the ratification of all matters approved during the Board Meeting, as well as the authorization to the Company's Board of Directors to perform the acts necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case, subject to the limits provided by law and the Company’s by-laws.

6	DELIBERATIONS: After analysis and discussion by the shareholders of the items on the agenda and related documents, it was resolved:
6.1	to approve, by unanimous vote of the attending shareholders, in the form of the Voting Map (as defined below), the ratification of the election, at a Board of Directors’ meeting held on January 18, 2024, of Mr. Timothy Robert Coleman, American, married, retired banker, passport holder No. 54852617, to the position of independent member of the Company’s Board of Directors and Mr. Paul Stewart Aronzon, American, single, lawyer, passport holder No. A08738760, to the position of independent member of the Company’s Board of Directors, both with professional address at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, ZIP Code 04626-020, in the city and State of São Paulo, under the terms of article 150 of the Brazilian Corporate Law;
6.1.1	The Directors hereby elected declared that they were not involved in any of the crimes prescribed by law or legal restrictions that prevented them from engaging in commercial activities, according with (i) article 37, item II of the Brazilian Law No. 8.934/1994, (ii) article 147, 1st and 2nd paragraphs of the Brazilian Corporate Law; and (iii) Exhibit K of the CVM Resolution No. 80, from March 29, 2022 (“CVM Resolution 80”). The terms of office, with the respective clearance certificates for the exercise of the position, were properly executed and filed at the Company’s headquarters. The elected Directors also executed the Instruments of Consent (Termos de Anuência), of the Level 2 Corporate Governance Listing Regulations (Regulamento de Listagem do Nível 2 de Governança Corporativa), besides the term of office hereby mentioned.
6.1.2	The Directors were appointed as independent members of the Board of Directors, in line with (i) the manifestation of the meeting of the Company’s Board of Directors, held January 18, 2024, and (ii) with their individual declarations of independence received by the Company. Thus, the referred members are considered independent directors for the purpose of the

Differentiated Corporate Governance Practices Level 2 Regulation (Regulamento de Práticas Diferenciadas de Governança Corporativa Nível 2) from B3 and from CVM Resolution 80.

6.2	to approve, by unanimous vote of the attending shareholders, in the form of the Voting Map (as defined below), the ratification of the Company's voluntary petition for relief under the provisions of chapter 11 of the Bankruptcy Code, before the
2

Southern District of New York of the United States of America, filed by the officers and board members of the Company, on an urgent matter, as authorized in the Company's Board Meeting, including the ratification of all matters approved during the Board Meeting, as well as the authorization to the Company's Board of Directors to perform the acts necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case, subject to the limits provided by law and the Company’s by-laws.

7	VOTING MAP: In compliance with article 33, paragraph 4th, of CVM Resolution 80, the final synthetic voting map in Exhibit I, which is an integral part of these minutes, indicates how many approvals, rejections, and abstentions each resolution received, as the case may be ("Voting Map").
8	CLOSING AND SIGNATURES: Having no further matters to discuss, the Meeting was adjourned for the drawing up of these minutes in the form of a summary, which will be published without the signatures of the shareholders present, pursuant to article 130, 1st and 2nd paragraphs, of the Brazilian Corporate Law. The Meeting was reopened, these minutes were read, checked, and signed by those present. Board: Mr. Carla Patrícia Cabral da Fonseca – Chairman; and Renata Domingues da Fonseca Guinese – Secretary; Attending shareholders: Abra Mobi LLP; Constantino de Oliveira Júnior; Henrique Constantino; Joaquim Constantino Neto; Ricardo Constantino; and Abra Kingsland LLP (by Sara Abdu).

This is a true copy of the minutes drawn up in the proper book.

São Paulo, February 28, 2024.

Board:

___________________________________ Carla Patrícia Cabral da Fonseca Chairman	___________________________________ Renata Domingues da Fonseca Guinese Secretary

3

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87 NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDER’S MEETING HELD ON FEBRUARY 28, 2024

EXHIBIT I – VOTING MAP

Deliberation	Approve	Reject	Abstention
1. The ratification of the election, at a Board of Directors’ meeting held on January 18, 2024, of 2 (two) independent members of the Company's Board of Directors, in accordance with article 150 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”).	2.863.682.500 ON	-	-
2. ratification of the Company's voluntary petition for relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), before the Southern District of New York of the United States of America, filed by the officers and board members of the Company, on an urgent matter, as authorized in the Company's Board of Directors’ meeting held on January 25, 2024 (“Board Meeting” and “Chapter 11 Case”, respectively), including the ratification of all matters approved during the Board Meeting, as well as the authorization to the Company's Board of Directors to perform the acts necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case, subject to the limits provided by law and the Company’s by-laws.	2.863.682.500 ON	-	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer